May 5, 2020

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Touchstone Variable Series Trust (the “Trust”) File Nos: 033-76566 and 811-08416

Ladies and Gentlemen:

Pursuant to Rule 497(c) under the Securities Act of 1933, as amended, enclosed herewith please find the final form of the Prospectus, dated April 30, 2020, for the Trust, which was filed electronically on April 24, 2020 (SEC Accession No. 0000920547-20-000007).

Any comments on this filing should be directed to me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel